UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

McAfee Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Titles of Class of Securities)

579063108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268150109	13G	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Fund XII AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,658,897 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,658,897 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,658,897 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Executive Fund XII AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 221,747 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 221,747 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,747 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Executive Fund XII-a AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 197,042 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 197,042 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,042 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Partners XII AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,513,218 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,513,218 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,513,218 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Fund XII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,603,384 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,603,384 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,603,384 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,603,384 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,603,384 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,603,384 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 268150109	13G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Thoma Bravo UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,116,602 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,116,602

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,116,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.7% (a) (See Item 4)
12	TYPE OF REPORTING PERSON OO

(a)

All percentages calculated in this Schedule 13G assumes that there is a total of 181,589,472 shares of Class A Common Stock outstanding, which is the sum of (i) the 157,324,990 shares of Class A Common Stock outstanding as of November 12, 2020, as reported on Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Commission on November 19, 2020, and (ii) the 24,264,482 shares of Class A Common Stock issuable upon the exchange of the 24,264,482 Common Units (together with an equal number of shares of Class B Common Stock) reported herein.

CUSIP No. 579063108	13G	Page 9 of 18 Pages

Item 1(a).	Name of Issuer:

McAfee Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6220 America Center Drive San Jose, California 95002

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) Thoma Bravo Fund XII AIV, L.P.

(ii)  Thoma Bravo Executive Fund XII AIV, L.P.

(iii)  Thoma Bravo Executive Fund XII-a AIV, L.P.

(iv) Thoma Bravo Partners XII AIV, L.P.

(v)   Thoma Bravo Fund XII-A, L.P.

(vi) Thoma Bravo Partners XII, L.P.

(vii) Thoma Bravo UGP, LLC

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows: c/o Thoma Bravo, L.P. 150 N. Riverside Plaza Suite 2800 Chicago, IL 60606

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common stock, $0.001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

579063108

CUSIP No. 579063108	13G	Page 10 of 18 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐    Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

Thoma Bravo Fund XII AIV, L.P. (“TB Fund XII AIV”) directly holds 1,156,028 shares of Class A Common Stock of the Issuer and 21,502,869 Class A units (“Common Units”) of Foundation Technology Worldwide LLC (“FTW”) and an equal number of shares of Class B common stock (“Class B Common Stock”) of the Issuer.

Thoma Bravo Executive Fund XII AIV, L.P. (“TB Exec Fund XII AIV”) directly holds 11,312 shares of Class A Common Stock of the Issuer and 210,435 Common Units of FTW and an equal number of shares of Class B Common Stock of the Issuer.

Thoma Bravo Executive Fund XII-a AIV, L.P. (“TB Exec Fund XII-a AIV”) directly holds 10,052 shares of Class A Common Stock of the Issuer and 186,990 Common Units of FTW and an equal number of shares of Class B Common Stock of the Issuer.

Thoma Bravo Partners XII AIV, L.P. (“TB Partners XII AIV”) directly holds 71,344 shares of Class A Common Stock of the Issuer and 2,364,188 Common Units of FTW and an equal number of shares of Class B Common Stock of the Issuer.

Thoma Bravo Fund XII-A, L.P. (“TB Fund XII-A”) directly holds 17,603,384 shares of Class A Common Stock of the Issuer.

TB Partners XII AIV is the general partner of each of TB Fund XII AIV, TB Exec Fund XII AIV and TB Exec Fund XII-a AIV. Thoma Bravo Partners XII, L.P. (“TB Partners XII”) is the general partner of TB Fund XII-A. Thoma Bravo UGP, LLC (“TB UGP”) is the ultimate general partner of TB Partners XII AIV and TB Partners XII.

CUSIP No. 579063108	13G	Page 11 of 18 Pages

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of FTW, as amended, each of TB Fund XII AIV, TB Exec Fund XII AIV, TB Exec Fund XII-a AIV and TB Partners XII AIV may exchange all or a portion of its Common Units (together with an equal number of shares of Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis, subject to customary adjustments, or, at the option of the Issuer, cash (based on the then-market value of the shares of Class A Common Stock).

By virtue of the relationships described herein, TB UGP may be deemed to exercise voting and dispositive power with respect to the shares held by TB Fund XII AIV, TB Exec Fund XII AIV, TB Exec Fund XII-a AIV, TB Partners XII AIV and TB Fund XII-A (collectively, the “TB Funds”). Each of TB UGP, TB Partners XII AIV and TB Partners XII disclaims beneficial ownership of the shares of Class A Common Stock, Common Units and/or shares of Class B Common Stock held directly by the TB Funds, except to the extent of its pecuniary interest therein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or
Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 579063108	13G	Page 12 of 18 Pages

Item 8.	Identification and Classification of Members of the Group.

The TB Funds entered into a Stockholders Agreement, dated as of October 21, 2020, with certain other holders (the “Holders”) of shares of Class A Common Stock and Common Units (together with an equal number of shares of Class B Common Stock). Pursuant to the Stockholders Agreement, the TB Funds and the Holders have agreed to, among other things, vote their shares of Class A Common Stock and Class B Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TB Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Class A Common Stock beneficially owned by the TB Funds and the Holders and/or to constitute a “group” with the Holders. Each Reporting Person and each TB Fund disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 579063108	13G	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 16, 2021

THOMA BRAVO FUND XII AIV, L.P.

By:	Thoma Bravo Partners XII AIV, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII AIV, L.P.

By:	Thoma Bravo Partners XII AIV, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII-a AIV, L.P.

By:	Thoma Bravo Partners XII AIV, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

CUSIP No. 579063108	13G	Page 14 of 18 Pages

THOMA BRAVO PARTNERS XII AIV, L.P.

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XII-A, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO PARTNERS XII, L.P.

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO UGP, LLC

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

CUSIP No. 579063108	13G	Page 15 of 18 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 16, 2021, by and among each of the Reporting Persons